NOVEMBER 2005

SEMICONDUCTOR FORECAST SUMMARY

2005 - 2008

(Shipments in millions of dollars)

REGIONAL MARKETS	2004	04-05 Change	2005	05-06 Change	2006	06-07 Change	2007	07-08 Change	2008
The Americas	39,064.6	+ 3.0%	40,233.4	+ 4.5%	42,054.3	+ 8.7%	45,717.4	+11.8%	51,127.8
Europe	39,424.1	+ 0.1%	39,476.3	+ 4.9%	41,408.4	+ 9.7%	45,418.6	+12.3%	50,989.7
Japan	45,756.7	- 2.6%	44,576.3	+ 5.2%	46,894.2	+ 8.3%	50,788.4	+11.6%	56,677.9
Asia Pacific	88,781.4	+16.4%	103,326.8	+11.4%	115,130.6	+12.4%	129,419.5	+16.2%	150,360.7
Total Semiconductors	213,026.8	+ 6.8%	227,612.8	+ 7.9%	245,487.5	+10.5%	271,343.9	+13.9%	309,156.1

PRODUCT SUMMARY									
TOTAL IC'S	178,772.1	+ 7.8%	192,733.4	+ 7.8%	207,826.3	+10.5%	229,600.7	+14.1%	262,004.4
TOTAL DISCRETES	15,762.2	- 2.6%	15,356.9	+ 3.7%	15,929.9	+ 8.9%	17,341.7	+ 8.7%	18,851.1
TOTAL OPTOELECTRONICS	13,725.6	+ 9.0%	14,966.2	+ 9.6%	16,402.4	+10.7%	18,161.5	+15.3%	20,939.7
TOTAL SENSORS	4,766.9	- 4.4%	4,556.4	+17.0%	5,328.8	+17.1%	6,239.9	+18.0%	7,361.0

QUARTERLY COMPARISONS:
TOTAL WORLDWIDE SEMICONDUCTORS

	1st Qtr/Change*	2nd Qtr/Change*	3rd Qtr/Change*	4th Qtr/Change*	Total/Change**
2004	48,860.8 +1.6%	53,509.1 +9.5%	55,553.9 +3.8%	55,103.1 -0.8%	213,026.8 +28.0%
2005	54,808.2 -0.5%	53,865.9 -1.7%	58,646.6 +8.9%	60,292.2 +2.8%	227,612.8 + 6.8%



Screened areas represent current forecast
Data uncorrected for rounding error

* % change from previous quarter
** % change from previous year

NOTES: For a detailed discussion of the impact of exchange rate changes, see the COMPLETE FORECAST.



SIA SEMICONDUCTOR INDUSTRY ASSOCIATION

From the Complete Forecast prepared and publishedby the Semiconductor Industry Association



SIA SEMICONDUCTOR INDUSTRY ASSOCIATION

SIA SEMICONDUCTOR FORECAST, 2005 - 2008

Provides detailed breakouts for each individual product group:
- Analog, Digital Bipolar, MOS Logic, MOS Micro (including MPUs), MOS Memory (including DRAMs)
- Diodes, Small Signal Transistors, Power Transistors, Rectifiers, Optoelectronics, Other Discrete

Includes:
- Geographic for each product group
- Shipment projections for key product lines in each product group

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Semiconductor Forecast Summary, 2005 - 2008
November 2005

181 Metro Drive, Suite 450 San Jose, CA 95110

SIA SEMICONDUCTOR INDUSTRY ASSOCIATION



NOVEMBER 2005 FORECAST

DEFINITIONS

The SEMICONDUCTOR FORECAST represents net product shipments of all semiconductor companies including foreign subsidiaries. Intra-divisional or intra-company sales are included, with the exception of internal production of companies such as General Motors. Product classification in discrete and monolithic integrated circuits is defined by the World Semiconductor Trade Statistics (WSTS) program. The forecast is in current dollars.

ECONOMIC ASSUMPTIONS

EXCHANGE RATES: The values of the Yen and the Euro relative to the U.S. dollar are held constant at third quarter 2005 levels for the balance of the forecast. A detailed discussion of the effects of exchange rates is on the next page.

THE AMERICAS: A decrease in America's growth from 4.6% in 2004 to 3.8% in 2005 will is not a significant factor in the Americas market for a projected increase of 3.0% in 2005 but the market is growing slower than other regions as electronic equipment manufacturing moves to Asia from the Americas. The decelerating GDP growth of 3.1% on 2005 will not be a major factor in the 4.5% increase in the America's market in 2006.

EUROPEAN MARKET: A decrease of European GDP growth in 2005 to 1.9% from 2.3% in 2004 will be a factor in the 0.1% forecasted increase of the European semiconductor market in local currency in 2005. GDP growth of 2.1% in 2006 will be a minor factor in the European semiconductor market growth of 4.9% in 2006.

JAPAN MARKET: Japan's GDP increase of only 0.8% will be a factor in the Japanese semiconductor market's projected -2.2% decrease in local currency in 2005. Japan's 1.9% GDP growth will be a minor factor in the faster 7.7% growth of semiconductor revenue in 2006.

ASIA PACIFIC MARKET: The outsourcing of electronics manufacturing from other regions continues to benefit the Asia Pacific region. GDP prospects of 6.6% growth will help lead to 16.4% semiconductor growth in 2005, while 6.4% GDP growth will make this the strongest region at 11.4% semiconductor growth in 2006, and the fastest growing region in the world. Asia Pacific will represent more than 45% of all semiconductor consumption in 2005.

PREPARATION

SIA Forecasts are not the work of any one individual and do not necessarily represent the views of any individual or group.

To arrive at the forecast of global sales, firms from around the world participating in the WSTS reporting program are polled for their forecasts of sales for worldwide semiconductor firms as a group (not individual company sales). The WSTS Committee reviews and discusses the poll results, being careful to avoid revelation of the identity of the poll respondents or of competitive information or other material not suitable for discussion between competing firms, and arrives at a WSTS consensus forecast. The SIA adjusts the WSTS forecast to better reflect the opinions of the U.S. industry experts and publishes the final figures as the SIA forecast. Company participants, including those represented on the Committees may not agree with these figures, and their publication by the SIA does not imply their endorsement by WSTS, SIA, or its members or Directors. The SIA forecasts reflect a number of opinions based on factors that are in a constant state of flux, and there is no assurance that any part of the forecasts will in fact materialize.